SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 22, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 21, 2006, “update of the Ericsson Code of Business Ethics.”

Code of Business Ethics

An overview of fundamental Group policies and directives guiding our relationships to each other and to our stakeholders.

Further details and additional rules for specified areas of operations are found in the Group Policies1 and Group Directives2 as well as in local instructions.

[1]	Group Policies: http://internal.ericsson.com/page/hub_inside/company/management_and_control/group_policies/index.jsp
[2]	Group Directives: http://internal.ericsson.com/page/hub_inside/company/management_and_control/group_directives/index.jsp

Table of Contents

➢ Letter from the President

➢ Our guiding principles

➢ Our responsibility for compliance

➢ Reporting violations

➢ Treating employees with respect and protecting human rights

➢ Compliance with laws, rules and regulations

➢ Communication and financial information

➢ Dealing with conflicts of interest

➢ Protection and proper use of company assets

➢ Protecting information

➢Protecting the environment

➢ Our obligations as responsible corporate citizens

Letter from the President

Dear Colleagues,

Integrity and ethics have always characterized Ericsson’s way of conducting business. Values such as trust and loyalty are deeply rooted within our corporate culture. Good relations among colleagues and with stakeholders are of fundamental importance for us. With strong integrity and ethical behavior we also ensure continuous trust from our customers.

All employees must be aware of and comply with the rules and guidelines summarized in our Code of Business Ethics. By reading and applying the Code of Business Ethics in your daily work you take your individual responsibility in helping to ensure that our business is conducted in accordance with the code.

Carl-Henric Svanberg

President & CEO

May 2006

Our guiding principles

We at Ericsson share the commitment to the highest level of integrity and ethics in the conduct of business. Integrity and ethics have always characterized the way we conduct business. Operating with a strong sense of integrity is critical to maintaining trust and credibility with our customers, partners, employees, shareholders and other stakeholders.

Creating an environment of transparency in the conduct of business is a high priority for all of us. Our Code of Business Ethics is our promise to operate with candor and truthfulness in our dealings and communications to the marketplace. We expect that the company will be operated in accordance with the principles set forth in this Code and that everyone, from the members of the Board of Directors and the executive management team to each individual employee, will be held accountable for meeting these standards.

Our Code of Business Ethics contains rules regarding individual and peer responsibilities, as well as responsibilities to our employees, customers, suppliers, shareholders and other stakeholders and includes:

•	Compliance with laws, rules and regulations (including insider trading laws)

•	Protecting confidential and other proprietary information and that of our customers and vendors

•	Protection and proper use of company assets

•	Treating employees with respect and protecting human rights

•	Dealing with conflicts of interest

•	Promoting full, fair, accurate, timely and understandable disclosure in financial reports and other public communications

•	Protecting the environment

•	Supporting the reporting of any unlawful or unethical behavior

Our responsibility for compliance

Each of us is required to review and follow this Code, as well as to comply with all applicable laws and Ericsson’s Group policies and directives. Failure to do so may result in civil and criminal liability and may result in disciplinary actions including termination of employment.

We place additional responsibilities on our managers. They must, through their actions, demonstrate the importance of compliance. Leading by example is critical, as is being available for employees who have ethical questions or wish to report possible violations.

Managers must ensure that this Code is enforced through appropriate disciplinary measures. Managers may not turn a blind eye toward unethical conduct.

Waivers of this Code of Business Ethics may be granted on a case-by-case basis but only in extraordinary circumstances. Waivers of this Code for employees may be made only by a member of the Group Management Team. Any waiver of this Code for our directors, CEO or other senior officers with financial reporting responsibilities may be made only by our Board of Directors or the appropriate committee of our Board of Directors.

Reporting violations

You are encouraged to report any conduct that you believe, in good faith, to be a violation of laws or the Code of Business Ethics to your manager or in accordance with locally established procedure. If your manager is involved in the situation that you wish to report or cannot or has not adequately addressed your concerns, you are requested to report to a manager of higher rank or in accordance with locally established procedure. Managers are expected to seriously address the issue and work to ensure a satisfactory resolution in alignment with our Group ethics and values and with any local statutory or regulatory obligations.

Concerns regarding questionable accounting or auditing matters, including alleged violations in relation to accounting, internal accounting controls and auditing matters conducted by those who are in relevant positions of accounting or auditing management oversight, may also be reported in accordance with the whistleblower procedure found at Reporting Violations1 on Inside.

Ericsson will not accept any discrimination of or retaliation against employees for having in good faith reported alleged violations.

Treating employees with respect and protecting human rights

For the purpose of protecting human rights and promoting fair employment conditions, safe working conditions, responsible management of environmental issues and high ethical standards, our Code of Conduct shall be applied in the production, supply and support of Ericsson products and services worldwide.

[1]	http://internal.ericsson.com/page/hub_inside/company/gf_legal_affairs/subject_areas/reporting.jsp

Anyone working for Ericsson should be entitled to his or her basic human rights and should not be forced to suffer physically or mentally from his or her work in any way. We recommend that all employees should be free to peacefully and lawfully form and join associations of their own choosing, and should have the right to bargain collectively. Ericsson does not accept child labor.

No employee should be discriminated against because of e.g. race, color, sex, sexual orientation, marital status, pregnancy, parental status, religion, political opinion, nationality, ethnic background, social origin, social status, disability, age or union membership.

All employees should know the basic terms and conditions of their employment. We recommend that all employees with the same experience, performance and qualifications receive equal pay for equal work with respect to those performing the same jobs under similar working conditions.

The health of the workers and the safety of the workplace shall always be a priority concern. This applies to all aspects of working conditions including labeling and handling of chemicals, noise level, temperature, ventilation, lighting and quality of and access to sanitary facilities.

Ericsson supports the United Nations Global Compact2 initiative, covering the areas of human rights, labor standards, environmental management and anti-corruption. In order to make this commitment clear to employees, suppliers, customers and other stakeholders, our Code of Conduct is based on the Global Compact’s ten principles and is publicly available on Ericsson’s website3.

Suppliers and their subcontractors shall be required to comply with the Code of Conduct and to verify compliance.

Compliance with laws, rules and regulations

Ericsson shall comply with all laws and regulations that apply to its business. As you conduct Ericsson’s business you may encounter a variety of legal issues. It is the responsibility of each employee to seek appropriate advice on relevant legal requirements and other legal issues.

International business dealings – Specific laws and regulations apply to our participating in international business. Employees involved in foreign business transactions must be familiar with, and adhere to, all applicable foreign and domestic laws and regulations. Ericsson employees involved in international business matters must, for example, be aware of applicable export and import regulations, anti-boycott provisions, trade embargos and sanctions in force.

[2]	http://www.unglobalcompact.com
[3]	http://www.ericsson.com/ericsson/corporate_responsibility/society/code_conduct.shtml

Anti-trust – Ericsson is dedicated to promoting fair competition. Fair competition is the basis for business development and innovation. All Ericsson employees shall compete in the open market as vigorously and constructively as possible, while consistently complying with the law in each of the countries in which Ericsson operates. Anti-trust law matters must be handled in concert with Group Function Legal Affairs, which function is responsible for the management and co-ordination of such matters when initiated or otherwise dealt with by court or other authority.

Accounting and financial reporting – Ericsson is required to follow strict accounting principles and standards, to report financial information accurately and completely, and to have appropriate internal controls and processes to ensure that accounting and financial reporting complies with law, regulations and listing requirements. You must do all you can to support the company’s efforts in this area.

Insider Trading – All Ericsson employees shall act in strict compliance with all applicable insider trading and stock tipping rules and regulations.

You are not permitted to, directly or indirectly, buy or sell stock or securities in any publicly traded company, including Ericsson, while in possession of inside information regarding such company or to disclose inside information to anyone within or outside Ericsson including family, friends, co-workers or others for whom such information is not necessary for the performance of his/her duties for Ericsson.

“Inside Information” is non-public information, which is likely to have a significant effect on the trading price of the concerned stock or securities.

Communication and financial information

It is important that you have a good understanding of your unit’s operational and financial performance to increase your involvement in improving operations. This must be balanced with Ericsson’s financial disclosure policy and legal requirements, specified in frameworks such as the insider rules, listing and reporting rules of stock exchanges and supervisory authorities for securities. Ericsson’s obligation to comply with these requirements defines the way to manage material news that might impact the stock price. Comments about financial performance and prospects to external parties shall only be made by official spokespersons as authorized in the spokespersons directive and in conjunction with activities supported by Group Function Communication.

The authorized spokespersons are assigned to represent the company externally. You shall not, on behalf of the company, comment about Ericsson or its affairs to the media, investors, financial or industry analysts, outside consultants, or on Internet chat pages or in other public forums without approval from Group Function Communication.

Employees involved in financial reporting shall always provide full, fair, accurate, timely and understandable disclosure in reports and documents that Ericsson files with or submits to, government agencies, authorities and in other public communications.

Dealing with conflicts of interest

At Ericsson, we make business decisions based on the best interests of the Group rather than personal considerations or relationships. A conflict of interest arises when anything interferes with or influences the exercise of an employee’s independent judgment in the best interests of Ericsson. We must avoid situations in which our personal interest may conflict with, or even appear to conflict with, the interests of the Group.

The following are examples of situations to be particularly aware of:

Business opportunities – You may not take business opportunities for yourself that are discovered in your duties for Ericsson if this could be contrary to the interests of Ericsson. Nor may you otherwise use Ericsson property or information or your position at Ericsson for personal gain.

Other Employment – Any employment outside Ericsson, with or without compensation, must not harm job performance at Ericsson. You may not engage in outside business interests that divert time and attention away from Ericsson responsibilities or require work during Ericsson time. Avoid any potential conflict of interest by not accepting employment from any telecommunications organization or suppliers, contractors, agents, customers or competitors to Ericsson.

Board memberships and other outside affiliations – Service on a board of directors or similar body of a for-profit enterprise or government agency is not permitted if creating a conflict of interest. All such service must be approved in advance by your manager. Serving on boards of not-for-profit or community organizations does not require prior approval unless there is a potential conflict of interest with Ericsson.

Political activities – Ericsson will not make contributions or payment or otherwise give any endorsement, directly or indirectly, to political parties or committees or to individual politicians. You may not make any political contribution on behalf of Ericsson or through the use of corporate funds or resources.

Gifts, benefits, reimbursements and entertainment – An Ericsson employee may not offer or accept gifts, benefits, reimbursements or entertainment to or from a third party that would constitute a violation of laws or that could affect, or appear to affect, the professional judgment in the performance of the respective work or duties for Ericsson or a third party.

Bribes, kickbacks, etc. – No one may, directly or indirectly, demand or accept, offer or give any kind of bribe, kickback or any other unlawful or unethical benefit to employees or other representatives or associates of Ericsson or any third party. Any such offer or proposed arrangement must be reported immediately to Group management.

Disclosure of conflicts of interest – Ericsson requires that employees disclose situations or transactions that reasonably would be expected to give rise to a conflict of interest. If you suspect that you are involved in a transaction or any other arrangement that presents a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your manager or to the Group Function Legal Affairs. Your manager and the Group Function Legal Affairs will work with you to determine whether there is a conflict of interest and, if so, how best to address it. Although transactions or arrangements presenting conflicts of interest are not automatically prohibited, certain of such transactions or arrangements may be undesirable, and for certain persons, such as members of senior management, such transactions or arrangements may require the approval by the Audit Committee of the Board of Directors or a shareholders’ meeting.

Protection and proper use of company assets

Ericsson has a wide variety of assets, including physical assets, proprietary information and intellectual property. You are responsible for protecting Ericsson property entrusted to you and for helping to protect Ericsson’s assets in general. To do this you must be aware of and understand Ericsson’s security directives. You must be alert and report any loss or risk of loss of Ericsson properties to the security department or your manager as soon as they come to your attention.

Below, you find certain instructions for internal and external handling of information, communication systems and intellectual property.

Intellectual property – Intellectual property includes a variety of properties for example computer programs, technical documentation and inventions. Certain intellectual property is, or can be made, subject to special protection through copyright, patent right, trademark right, etc.

Intellectual property is an asset of utmost value to Ericsson and must be treated with appropriate care. You must follow and, in case of doubt, seek instructions on how you shall act to protect this valuable asset.

Intellectual property created by you under your employment is transferred and assigned to Ericsson by law and/or your employment contract or other agreement, with the exceptions stated in international conventions, laws and your agreement with Ericsson.

Use of Ericsson’s communication systems – Ericsson’s communications systems, including connections to the Internet, shall be used for conducting Ericsson business or for other incidental purposes authorized by your management or applicable Group directive as well as applicable instructions. Always make sure you follow instructions regarding handling of passwords and PIN codes assigned to you.

Unacceptable use of Ericsson’s communication systems includes processing, sending, retrieving, accessing, displaying, storing, printing or otherwise disseminating material and information that is fraudulent, harassing, threatening, illegal, racial, sexually oriented, obscene, intimidating, defamatory or otherwise inconsistent with a professional conduct.

When you leave Ericsson – you must return all Ericsson assets, including documentation and any media containing Ericsson proprietary information. You remain bound by the restrictions for use and disclosure of Ericsson proprietary information.

Protecting information

Protecting Ericsson’s confidential and proprietary information and that of our customers and vendors

Ericsson employees have access to information owned by Ericsson and sometimes also to information owned by third parties. Such information may be financial information, business plans, technical information, information about employees and customers and other types of information. Non-authorized access, use and disclosure may damage Ericsson or the third party and, therefore, you are not allowed to access, use or disclose the information unless you have been properly authorized to do so. Whenever in doubt of your authorization, you must seek instructions.

Here are some rules that will help protect Ericsson information:

1.	Do not disclose to others information not made public by Ericsson except for (i) persons working for Ericsson having access in their work to the kind of information at hand and who have justified reason to have the information, (ii) anyone else authorized by Ericsson as receiver of such information or (iii) persons to whom you, according to your work duties, shall give such information.

2.	Do not directly or indirectly access, duplicate, reproduce or make use of proprietary information other than in the course of your duties and work for Ericsson.

3.	Upon learning of any wrongful use or treatment of confidential information, promptly notify your manager and cooperate in full with Ericsson to protect such information.

4.	Do not store Ericsson information on private computers or other media not provided by Ericsson.

5.	If you need to bring information outside Ericsson premises for fulfilling your work tasks, you must return the information when the tasks outside of Ericsson premises are fulfilled. You may not store information in your home or elsewhere.

Protecting the environment

Environment is an area of importance to us and our stakeholders and Ericsson has for many years been actively working to minimize its ecological footprint. The Group’s main environmental goal is to reduce the energy consumption of its products and to offer our customers the most energy efficient products on the market.

The environmental management system is based on ISO 14001 and is integrated in the Ericsson Group Management System. Ericsson’s overall environmental performance is achieved by implementing the Group Environment Policy, which commits Ericsson to:

•	Improve the environmental awareness among all employees

•	Continually improve our environmental performance

•	Meet or exceed legal environmental requirements

•	Use lifecycle techniques as guiding tools

•	Use “design for environment” to achieve real results

•	Cooperate with the supply-chain to avoid environmental risks

•	Actively communicate with stakeholders to obtain constructive feedback

It is your responsibility to treat environmental issues in a professional way but also to help Ericsson develop and implement the inherent business opportunities that our energy-lean industry sector can offer to help create a more sustainable society.

Our obligations as responsible corporate citizens

We strive to be responsible citizens in the communities where we do business. This requires us to be sensitive to social and environmental concerns and to provide stakeholders with appropriate and accurate responses to inquiries.

As a global leader in the telecom industry, Ericsson believes that the products and services it offers have the potential to offer tremendous benefits to society. At the same time, it is important to behave in a socially and ethically responsible way. We care about the people who take part in the production and support of our products and services worldwide. We strive to increase productivity and minimize environmental impacts in the societies in which we operate.

It is important that the Ericsson brand is always associated with respect for human rights, fair and safe working conditions and environmentally sound business practice.

Ericsson supports the United Nations’ Global Compact4 initiative, covering the areas of human rights, labor standards, environmental management and anti-corruption.

[4]	http://www.unglobalcompact.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 22, 2006